Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

August 8, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 8, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 1-36247

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  On June 16, 2014, we supplemented our June 10, 2014 responses with a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  On June 19, 2014, we again supplemented our June 10, 2014 responses with certain documents.

On July 8, 2014, we filed Amendment No. 2 to our Registration Statement on Form S-1 (“Amendment No. 2”) and sent a response letter to the comments of the Staff to our Amendment No. 1, filed June 10, 2014.  The response letter included a copy of the revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  The Staff’s comments were contained in the letter to the Company dated June 24, 2014.

Set forth below are the Company’s responses to the comments of the Staff to the Company’s Amendment No. 2.  The Staff’s comments were contained in the letter to the Company dated July 21, 2014.

Registration Statement on Form S-1

Form 10-K for the Fiscal Year ended December 31, 2013 as Amended July 8, 2014

1.	Please provide an explanation for the changes in the excess ceiling test as of December 31, 2013 between the supplemental responses filed on June 19, 2014 and July 8, 2014.

In response to the Staff’s Comment 1, we have recomputed the 2013 Ceiling Test to include the ARO component. Copies of the Test and the supporting Income Tax Calculation are attached.

There are two primary reasons for the changes in excess ceiling from the ceiling test filed with the Staff on June 19 and July 8. The first change is a result of Reg. 210.4-10 (c)(4)(B) which requires you to add back the $4,758,805 of excluded property costs not being amortized pursuant to paragraph Reg. 210.4-10 (c)(3)(ii). The second primary reason for the change in excess ceiling is a result of the year-by-year income tax effect increasing from $4,917,950 to $7,093,985.   In the previous version we used a simplified method to arrive at the $4,917,950 income tax effect and in the updated version we calculated it using the year-by-year expected net cash inflow off the reserve report. The new $7,093,985 income tax effect is consistent with the amount used in our standardize measure disclosure. See cell Y36 in the attached “Income tax effect calculation”.

2.	Tell us why you have not adjusted the ceiling value as of December 31, 2013 for asset retirement obligations. Please refer to SAB Topic 12D(4)(a) for further guidance.

In response to the Staff’s Comment 2, we have recomputed the 2013 Ceiling Test to include the ARO component. Copies of the Test and the supporting Income Tax Calculation are attached.

Properties, page 18

Oil and Natural Gas Reserves, page 18

3.
We note that, in response to prior comment 4, you have revised your reserves disclosure on pages 18, 19 and elsewhere on page F-14 for the periods ending December 31, 2013 and 2012 so that you now present the net quantities of your oil, natural gas and your total reserves each expressed as barrels of oil equivalent (Boe).

However, we note that you now disclose all quantities in the first two tables as BOE. Please note Instruction 3 to paragraph (a)(2) of Item 1202 in Regulation S-K allows the registrant to disclose amounts of an individual product (or the summation of the individual products) expressed in barrels of oil equivalent; however, such disclosure should be in addition to the disclosure of the individual product types, such as oil and natural gas, in the units of measurement appropriate for that product, e.g. barrels (Bbls), thousands (MBbls) or millions of barrels (MMBbls) for liquids and cubic feet (cf), thousands (Mcf) or millions of cubic feet (MMcf) for natural gas.  Please refer to the example in Item 1202(a)(1) of Regulation S-K and revise or expand your figures, table and column headings accordingly.

In response to the Staff’s Comment 3, we have reformatted the Tables for 2012 and 2013 to detail reserve quantities in barrels and Mcf with only the Total Reserves stated in BOE.

4.
You disclose the change in reserves relating to extensions and discoveries for the period ending December 31, 2013 is due to several causes such as the Johnson #2 discovery in the Buda formation and the discoveries made by other operators in acreage offsetting your leases in the Eagle Ford formation.  Please expand your narrative disclosure on page 20 and elsewhere on page F-15 to clarify the extent to which the 231,500 barrel increase is the result of recognizing additional proved undeveloped locations in the Buda and Eagle Ford formations on your acreage and not solely due to the Johnson #2 discovery.

If you have assigned additional proved undeveloped locations, please tell us if each location is within one offsetting location away from the nearest proved producing well in subject formation.  If such locations are more than one offset away, please tell us the distance expressed as the number of offsetting locations between the nearest proved producing Buda and Eagle Ford well and the corresponding proved undeveloped Buda and Eagle Ford location on your acreage.  Furthermore, if the proved undeveloped locations that are more than one offset location away from the nearest proved producing well represent a material proportion of your total proved reserves, please expand the disclosure in your filing on Form 10-K to discuss the technologies used to establish the reasonable certainty of economic producibility of these locations.

In response to the Staff’s Comment 4, we have reviewed reserve reports for 2013 which has resulted in an amendment in SMOG Reserve Quantities. Accordingly, we have replaced the SMOG Quantities table and added supporting narrative regarding reserve changes from 2012 to 2013.

5.
Please expand your disclosure on page 20 and elsewhere on page F-15 to explain in greater detail why the activity of other operators adjacent to your leases would cause you to reduce the previous estimate of your proved reserves for the period ending December 31, 2013.  Also tell us if this revision applies to both your proved developed and undeveloped reserves and how  you have considered the impact of activities by other operators in estimating your proved undeveloped reserves as of December 31, 2013.

In response to the Staff’s Comment 5, we believe the additional supporting narrative added in connection with our response to Comment 4 addresses this issue.

Proved Undeveloped Reserves, page 21

6.
The increase of 1,008.4 MBoe in proved undeveloped reserves that occurred during 2013 appears to be attributable to several causes such as reserves acquired by the Company in the Cimarron and Chisholm Trail AMI’s in Oklahoma and to capital expenditures of $1,198,130 incurred in converting proved undeveloped reserves to developed.  However, your narrative disclosure on page 21 lacks sufficient detail to allow a prospective investor to reconcile the net changes in the quantities of your proved undeveloped reserves to the associated cause for that change.  We re-issued prior comment 7 in our letter dated June 24, 2014 and refer you to the disclosure requirements in Item 1203(b) of Regulation S-K.  Please include as part of your expanded disclosure the change in the net quantities of your reserves attributable to each cause.  Please note the cause for such changes may not be solely due to acquisitions and conversions of reserves to developed, but may also include the changes due to revisions and extensions and discoveries that occurred during the year.

In response to the Staff’s Comment 6, we have revised our disclosure to separate the increase in reserves by Project and to add narrative from our consulting engineers to address each cause that impacted the increase in reserves from 2012 to 2013.

7.
Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are not currently scheduled to be drilled before the date on which the subject lease will expire.  If your proved undeveloped reserves include any such locations, please expand your narrative disclosure to explain the steps which would be necessary to extend the time to the expiration of such leases.

In response to the Staff’s Comment 7, we confirm that all locations from which proved undeveloped reserves have been assigned are scheduled to be drilled prior to lease expiration.

Drilling Activity and Productive Wells, page 22

8.
We re-issue our prior comment 11 as the tabular summary of your acreage as of December 31, 2013 provided on page 24 does not appear to reconcile with the narrative disclosure of certain acreage amounts provided elsewhere on pages 7 through 9.  For example, we note the following inconsistencies:

•
The narrative disclosure relating to the Coulter Field in Texas discloses there are approximately 940 acres; whereas, the Coulter Field and the associated 940 acres does not appear to be included in the tabular summary of your acreage in Texas.

•
The narrative disclosure relating to the Hunton Play in Central Oklahoma discloses there are approximately 3,700 acres in the Cimarron Area, 5,011 acres in the Chisolm Trail AMI and 5,000 acres in the Viking Prospect AMI; whereas, the tabular summary discloses there are 5,061 acres in Cimarron, 8,665 acres in Chisholm Trail and no acreage is attributed to the Viking Prospect AMI.

•	The narrative disclosure relating to the Smokey Hills Prospect in Kansas discloses there are approximately 10,000 acres; whereas, the tabular summary discloses there are 5,250 acres in Smokey Hill.

Please revise your tabular disclosure to resolve any inconsistencies or to otherwise clarify your disclosure to explain the reasons for the apparent lack of correlation with disclosures found elsewhere.

In response to the Staff’s Comment 8, we have revised the table of acreage to include the Coulter acreage and to add the Viking acreage as well. The differences noted in the number of acres is due to the increase in leased acreage between the date of acquisition and December 31, 2013. We have expanded our properties narrative to include this explanation and to address the Smokey Hill acreage. Refer to our response to Comment 9 below.

9.
Please expand the narrative disclosure on page 24 to address the remaining lease terms for the undeveloped acreage located in the Smokey Hills Prospect in Kansas.  Also include as part of your expanded disclosure the remaining lease terms relating to any revisions in your undeveloped acreage made in response to reconciling your tabular disclosure as noted in the previous comment.

In response to the Staff’s Comment 9, we have expanded the narrative regarding the Smokey Hills project and amended the Lease table to correct the total acreage. During the second quarter of 2014, as the ten well program was being planned, we received the detailed lease records from the previous operator which have allowed us to make these corrections.

Unaudited Supplementary Information, page F-13

Oil and Natural Gas Reserves, page F-13

Reserve Estimates, page F-13

10.
We note your disclosure here of “PV-10” quantities. Please note that we consider this to be a non-GAAP financial measure and inappropriate for inclusion in financial statement footnotes. Please remove the disclosure of this non-GAAP financial measure.

In response to the Staff’s Comment 10, we have removed the information making reference to PV-10 from page F-13.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ John A. Brda John A. Brda, President

cc:	Angie Kim Svitlana Sweat Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549